UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Groupon, Inc.

(Name of Issuer)
Common stock, par value $0.0001 per share

(Title of Class of Securities)
399473206

(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473206	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Maple Rock Capital Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,025,700
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,025,700
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,025,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.94%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 399473206	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Xavier Majic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,025,700
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,025,700
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,025,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.94%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 399473206	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Groupon, Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

600 W Chicago Avenue, Suite 400

Chicago, Illinois 60654

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Maple Rock Capital Partners Inc., 21 St. Clair Avenue East, Suite 1100 - Toronto, A6 M4T 1L9 - Canada.

Xavier Majic, 21 St. Clair Avenue East, Suite 1100 - Toronto, A6 M4T 1L9 - Canada.

Item 2.	(d) Title of Class of Securities

Common stock, par value $0.0001 per share

Item 2.	(e) CUSIP No.:

399473206

CUSIP No. 399473206	SCHEDULE 13G	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 399473206	SCHEDULE 13G	Page 6 of 8 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of the Common stock as of December 31, 2022, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by each Reporting Person is determined based on 30,437,380 shares of Common stock outstanding as of November 2, 2022, as the Issuer reported in its 10-Q filed with the SEC on November 7, 2022.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Maple Rock Capital Partners Inc. (the "Manager") is an SEC-registered investment advisor whose client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. Mr. Majic is the Chief Investment Officer of the Manager.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Further, each of the Reporting Persons disclaims beneficial ownership of the stock except to the extent of that Reporting Person's pecuniary interest therein.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 399473206	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Maple Rock Capital Partners, Inc.

By:	/s/ Stephen D. Lane
Stephen D. Lane, Chief Financial Officer

By:	/s/ Xavier Majic
Xavier Majic

CUSIP No. 399473206	SCHEDULE 13G	Page 8 of 8 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree that each of them is individually eligible to use the Schedule 13G to which this Exhibit I is attached, and such Schedule 13G is filed on behalf of each of them; and each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2023

Maple Rock Capital Partners, Inc.

By:	/s/ Stephen D. Lane
Stephen D. Lane, Chief Financial Officer

By:	/s/ Xavier Majic
Xavier Majic